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                            [First Solar Letterhead]






                                                               November 14, 2006

BY EDGAR AND FAX

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention:  Russell Mancuso

Re:      First Solar, Inc.
         Registration Statement on Form S-1
         File No. 333-135574

Dear Mr. Mancuso:

         First Solar, Inc. hereby acknowledges to the staff as follows:

     o should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the above-referenced registration statement on Form S-1 (the "Registration Statement") effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

     o the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                           Sincerely,


                                           /s/ Jens Meyerhoff
                                           ------------------------------
                                           Jens Meyerhoff
                                           Chief Financial Officer

CC: Alan Morris
Kevin Kuhar
Angela Crane